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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 65363

SEC Mail Processing
error

FEB 2 0 2009

Washington, DC
111

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __JANUARY 1, 2008__ AND ENDING __DECEMBER 31, 2008__
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAROTH CAPITAL ADVISORS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 EAST 59TH STREET, 12TH FLOOR
                              (No. and Street)

NEW YORK   NEW YORK   10022
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER ROTHSCHILD   (212)-687-2500
                                                    (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
                    (Name -- if individual, state last, first, middle name)

1212 Avenue of the Americas   New York,   NY   10036
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☐ Certified Public Accountant
☒ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____PETER ROTHSCHILD_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____DAROTH CAPITAL ADVISORS LLC_____ , as of _____DECEMBER 31,_____20 08___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

JEAN M. UNFLAT
Notary Public, State of New York
No. 01UN4752096
Qualified in Queens County
Commission Expires Jan. 31, 20 _10_

_____
Notary Public

_____
Signature

_____
PRESIDENT & CEO
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Daroth Capital Advisors LLC
(A Limited Liability Company)

Report on Statement of Financial Condition

December 31, 2008

Public

DAROTH CAPITAL ADVISORS LLC
(A Limited Liability Company)

Index

Facing Page



www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants

To the Member
Daroth Capital Advisors LLC

We have audited the accompanying statement of financial condition of Daroth Capital Advisors LLC (A Wholly-Owned Subsidiary of Daroth Capital LLC and a Limited Liability Company) as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Daroth Capital Advisors LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

J.H. Cohn LLP

New York, New York
February 9, 2009

DAROTH CAPITAL ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 2,303,549
Prepaid expenses	2,710
Total	$ 2,306,259

LIABILITIES AND MEMBER'S EQUITY

Liabilities - accrued expenses and other liabilities	$ 15,494
Member's equity	2,290,765
Total	$ 2,306,259

See Notes to Statement of Financial Condition.

Note 1 - Nature of business:

Daroth Capital Advisors LLC (the "Company") is a wholly-owned subsidiary of Daroth Capital LLC ("DC") (the "Parent"). The Company was organized on March 1, 2002 as a Delaware limited liability company and is registered in New York to do business as a foreign limited liability company. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA"). The operating agreement provides for the limited liability company to exist in perpetuity. There is only one class of member. The individual member's limit on liability is the extent of its contributed capital. The Company renders corporate financial advisory services to selected clients.

The Company operates under the provisions of paragraph (k)(2) of Rule 15c3-3 of the Securities Exchange Act of 1934 which provides that the Company carries no margin accounts, promptly transmits all customers' funds and delivers all securities received in connection with the Company's activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The accompanying financial statement has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Parent, such financial statement may not necessarily be indicative of the financial condition that would have existed had the Company operated as an unaffiliated entity.

Note 2 - Significant accounting policies:

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash equivalents:

The Company considers all short-term investments with an original maturity of three months or less when acquired to be cash equivalents.

Revenue recognition:

Revenues are recognized when earned and arise from financial advisory services provided by the Company to its clients. The mergers and acquisitions and financial restructuring advisory fees are recognized at the closing of the respective transactions.

Note 2 - Significant accounting policies (concluded):

Income taxes:

The accompanying financial statement does not contain a provision for Federal and state income taxes since the Company's net income or loss is included in the Federal and state income tax returns of its member, DC. A provision for New York City Unincorporated Business Taxes has been included in the financial statements, and netted with an over accrual from the prior year.

New accounting pronouncements:

In June 2006, FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes – An Interpretation of SFAS No. 109," was issued. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FASB Staff Position ("FSP") FIN 48-3 deferred adoption for most nonpublic enterprises to annual periods beginning after December 15, 2008. The Company, pursuant to the FSP, has elected to defer its application until its required effective date of January 1, 2009. The Company's policy for evaluating uncertain tax positions prior to the adoption of FIN 48 has been to provide for income taxes based on positions taken on the Company's tax return with valuation allowances established for uncertain positions based on the guidance established by SFAS No. 5 "Accounting for Contingencies". Management does not expect the adoption of FIN 48 to have a material effect on the financial condition of the Company.

Note 3 - Related party transactions:

During the year ended December 31, 2008, the Company paid administrative fees of $106,000 to DC, pursuant to the administrative services agreement which management believes reflects the Company's allocation of its share of common costs. As of December 31, 2008, $1,134 of these fees are payable to the related entity.

Note 4 - Concentrations of credit risk:

The Company maintains cash and cash equivalent deposits with a bank. At times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with major financial institutions and monitoring their credit ratings. At December 31, 2008, the Company had cash and cash equivalent balances in excess of Federally insured limits in the amount of approximately $2,100,000.

DAROTH CAPITAL ADVISORS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 5 - Net capital requirement:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of $2,253,911 which was $2,248,911 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .007 to 1.